Filed Pursuant to Rule 433

Registration Statement No. 333-282204

Relating to the Preliminary Prospectus Supplement

Dated March 12, 2025

(To Prospectus dated October 4, 2024)

Equitable Holdings, Inc.

$500,000,000 6.700% Fixed-to-Fixed Reset Rate Junior Subordinated Debt Securities due 2055

Pricing Term Sheet

March 12, 2025

Issuer:	Equitable Holdings, Inc.

Trade Date:	March 12, 2025

Settlement Date:	March 26, 2025 (T+10)*

Securities:	6.700% Fixed-to-Fixed Reset Rate Junior Subordinated Debt Securities due 2055 (the “Securities”)

Security Type:	Fixed-to-Fixed Reset Rate Junior Subordinated Debt Securities

Aggregate Principal Amount:	$500,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Maturity Date:	March 28, 2055

Initial Interest Reset Date:	March 28, 2035

Interest Rate and Interest Payment Dates:	(i) From, and including, March 26, 2025 to, but excluding, March 28, 2035 at the rate of 6.700% per annum and (ii) from, and including, March 28, 2035, during each interest period, at a rate per annum equal to the five-year Treasury rate as of the most recent reset interest determination date, in each case to be reset on each interest reset date, plus 2.390%, payable semi-annually in arrears on March 28 and September 28 of each year, beginning on September 28, 2025, and on the maturity date.

Day Count Convention:	30/360

Expected Ratings (Moody’s/S&P):	Baa2 (Stable) / BBB (Negative)**

Offering Format:	SEC Registered

Public Offering Price:	100.000% of the principal amount, plus accrued interest, if any, from March 26, 2025

Underwriting Discount:	1.000%

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated March 12, 2025, incorporating the prospectus that became effective on October 4, 2024. If there is any discrepancy or contradiction between this Final Term Sheet and the Preliminary Prospectus Supplement, this Final Term Sheet shall prevail.

Proceeds to Issuer (before Expenses):	$495,000,000

Optional Redemption:	Redeemable in whole at any time or in part, from time to time, (i) during the three-month period prior to, and including, March 28, 2035, or the three-month period prior to, and including, each subsequent interest reset date, at a redemption price equal to 100% of the principal amount of the Securities being redeemed and (ii) prior to December 28, 2034, at a redemption price equal to the greater of (x) 100% of the principal amount of the Securities being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the Securities being redeemed discounted to the redemption date (assuming the Securities matured on December 28, 2034) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “treasury rate” (as defined in the Preliminary Prospectus Supplement), plus 40 basis points, less interest accrued to the redemption date; in each case, plus accrued and unpaid interest to but excluding the date of redemption; provided that if the Securities are not redeemed in whole, at least $25 million aggregate principal amount of the Securities, excluding any Securities held by us or any of our affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest, must be paid in full on all outstanding Securities for all interest periods ending on or before the date of redemption.

Redemption on Tax Event, Rating Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to (i) in the case of a “tax event” or a “regulatory capital event,” 100% of their principal amount or (ii) in the case of a “rating agency event,” at a redemption price equal to 102% of their principal amount; plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption.

CUSIP / ISIN:	29452E AD3 / US29452EAD31

Joint Book-Runners:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Truist Securities, Inc. Wells Fargo Securities, LLC

*

Pursuant to Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities prior to the first business day before delivery of the Securities will be required, by virtue of the fact that the Securities initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and S&P Global Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at +1 (800) 831-9146; Morgan Stanley & Co. LLC toll free at +1 (866) 718-1649; Truist Securities, Inc. toll free at +1 (800) 685-4786; and Wells Fargo Securities, LLC toll free at +1 (800) 645-3751.

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